Southcross Energy Partners, L.P.

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

June 1, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Southcross Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-180841
Filed April 20, 2012

Ladies and Gentlemen:

Set forth below are the responses of Southcross Energy Partners, L.P., a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 17, 2012 with respect to the Partnership’s Form S-1 initially filed with the Commission on April 20, 2012, File No. 333-180841 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.                                       We note your statement on the prospectus cover page that you are an emerging growth company.  Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

•                                          Describe how and when a company may lose emerging growth company status;

•                                          Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          State your election under Section 107(b) of the JOBS Act:

•                                     If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                     If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see the cover page to the prospectus and pages 10 and 11.

2.                                       Please update your financial statements and the related financial information throughout your filing.  Please see Rule 3-12 of Regulation S-X.

Response: We have provided updated financial statements through the first quarter of 2012 in Amendment No. 1.

3.                                       Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A, including a bona fide estimate of the range of the maximum offering price for the common units and the maximum number of common units to be offered. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

4.                                       Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

Response:  We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared our filing prior to the effectiveness of the Registration Statement.

5.                                       All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal and tax opinions as well as the other exhibits once they are filed.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: We acknowledge the Staff’s comment and will undertake to file all omitted exhibits as soon as practicable. We have filed Exhibits 3.4, 3.5, 10.2, 23.1 and 23.2 with Amendment No. 1. We will file all remaining exhibits to allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

6.                                       Please provide us with gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response:  We have included in Amendment No. 1 copies of all artwork and any graphics that we propose to include in the prospectus prior to distribution of the preliminary prospectus.  Please see the inside cover page of the prospectus for the new graphics.

Prospectus Cover Page

7.                                       Please revise your cover page to include the structuring fee in the table, rather than via footnote, or tell us why you believe this is not appropriate.  Refer to Item 501(b)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment but we respectfully believe that it is appropriate to disclose the structuring fee in a footnote as opposed to in the table. The structuring fee is not directly tied to the sale of the Partnership’s common units; rather, it is consideration that the Partnership will pay Citigroup Global Markets Inc. and Wells Fargo Securities, LLC for structuring advice that they provided to the Partnership in connection with the Partnership’s initial public offering (“IPO”). The proposed presentation is consistent with the presentation in recent IPOs for master limited partnerships (“MLPs”) and we believe potential investors are familiar with this presentation.

Summary, page 1

8.                                       Please revise your prospectus summary to provide a brief overview of the key aspects of your offering and that is not repetitive of disclosure provided elsewhere in your prospectus.  Currently, your summary is lengthy and contains duplicative information.  For example, we note the disclosure on pages 2-5 is largely repetitive of your disclosure on pages 115-120.  Please see the instruction to paragraph 503(a) of Regulation S-K.

Response: We have revised the prospectus summary to highlight the material aspects of our offering and reduce, to the extent practicable, duplicative information that can be found elsewhere in our prospectus. Please see pages 1 through 4.

9.                                       Please balance the discussion of your growth drivers, business strategies and competitive strengths with a discussion of your principal competitive challenges and risks.  Your cross reference to the Risk Factors section on page 5 is insufficient in this regard.

Response: We have revised the Registration Statement accordingly by including a summary of our principal challenges and risks.  Please see pages 5 and 6.

Our Growth Drivers, page 2

10.                                 In an appropriate place in your prospectus, please elaborate upon why you expect opportunities in the Eagle Ford shale area will be a primary driver of your near-term growth.  In this regard, and as examples only, please provide support for your statement on page 4 that this is one of the most active gas-drilling regions in the United States and expand upon your risk factor on page 19 where you discuss your dependence upon drilling and your ability to attract and maintain customers in this area.

Response:  We have revised the Registration Statement to provide additional detail as to why we expect opportunities in the Eagle Ford shale area to be a primary driver of our near-term growth. Please see pages 1 and 2. We are supplementally providing the Staff with support for the proposition that the Eagle Ford shale area is one of the most active gas-drilling regions in the United States. We have revised the risk factor mentioned above to address our dependence on the demand for our services and added a cross-reference to our risk factor entitled “Because of the natural decline in production from existing wells in our areas of operation, our success depends in part on producers replacing declining production and also on our ability to obtain new sources of natural gas. Any decrease in the volumes of natural gas that we gather, compress, process, treat or transport or in the volumes of NGLs that we fractionate could adversely affect our business and operating results.” Please see page 20.

11.                                 In an appropriate place in your prospectus, please explain why the last two bullet points on page 3 are not reflected in your forecast of estimated cash available for distribution for the twelve months ending June 30, 2013.

Response:  In response to comment eight, we have deleted the last two bullet points on page 3. We have revised the Registration Statement to reflect why the last two bullet points on pages 118 and 119 are not reflected in our forecast of estimated cash available for distribution for the twelve months ending June 30, 2013.

12.                                 Clarify that you will be spending at least $33 million for expansion capital expenditures to complete the projects you discuss here and refer readers to your more expansive discussion about anticipated capital expenditures.  Considering you indicate on the preceding page that you will be spending $56.8 million in the first half of 2012 to “complete active projects” and that, on page 107, you will be spending $105.2 million in 2012, referring only to the $33 million seems incomplete.  Please also ensure that the bulleted projects you refer to here and on page 107 are consistent.

Response:  In order to avoid confusion, we have deleted the references to $33 million and $56.8 million and inserted a cross-reference to our anticipated capital expenditures for the twelve months ending June 30, 2013 as set forth in “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations—Capital Expenditures.” Please see pages 2, 3, 118 and 119.

Ownership of Southcross Energy Partners, L.P., page 6

13.                                 Please revise to include the percentage and type of ownership, such as preferred or otherwise, Management, Charlesbank and Other Institutional Investors hold in Holdings.  We note your indication elsewhere that Charlesbank “controls” Holdings, however, it is not clear by how much.

Response:  We have revised the Registration Statement to include placeholders for the percentage and type of ownership that management, Charlesbank and other institutional investors will hold in Holdings after the closing of the offering. Please see page 8. We currently do not know what the respective ownership percentages in Holdings will be after the closing of the offering. As a result, we will populate the ownership percentages in a subsequent amendment when that information is available. In addition, in response to comment 46, we have included the percentage and type of ownership interests held by management and Charlesbank in Holdings. Please see page 158.

The Offering, page 9

Use of proceeds, page 9

14.                                 We note that as part of your use of the net proceeds from this offering, you intend to make a cash distribution to Holdings, in part to reimburse Holdings for capital expenditures it incurred with respect to assets contributed to you.  Please tell us your plans for the remaining cash distribution to Holdings from the net offering proceeds.  As part of your response, please tell us your consideration of SAB Topic 1B.3.

Response:  We have revised the Registration Statement to reflect that a portion of the proceeds distributed to Holdings will be used to reimburse Holdings for capital expenditures it incurred with respect to assets contributed to the Partnership. We also have revised the Registration Statement to disclose that Holdings may use a portion of the cash distribution to redeem all or a portion of its outstanding redeemable preferred units. The remaining portion of the distribution to Holdings will be an ordinary course cash distribution to our equity owner. Please see pages 12 and 51. We have included updated pro forma financial statements to address SAB Topic 1B.3. Please see pages 16, 17, 83 and 84.

15.                                 Please explain the purpose of the additional cash distribution to Holdings that you plan to make under the new credit facility.

Response:  The distribution to Holdings from borrowings under our new credit facility will be an ordinary course cash distribution to our equity owner.

Cash Distributions, page 10

16.                                 We note your disclosure in the first paragraph on page 180.  In your prospectus summary, please briefly describe and, to the extent known, approximate the general partner’s and its affiliates’ fees and expenses that are paid prior to any cash distributions.  Please make similar revisions to the risk factors on pages 16-17, your disclosure under the headings “Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 51, “Operational Stage” on page 155, and elsewhere in the filing, as applicable.  Please see Securities Act Release No. 33-6900.

Response:  We have revised the Registration Statement accordingly. Please see pages 9, 39, 55, 160 and 184.

Summary Historical and Pro Forma Financial and Operating Data, page 13

17.                                 We note your disclosure that cash interest expense, net of interest income reflects four quarters of cash interest expense.  Pro forma cash interest expense should represent cash interest expense inclusive of commitment fees related to your anticipated new credit facility.  Please revise or advise.  Also, please disclose the assumed interest rate and whether it represents a current or committed rate.

Response:  We have revised our pro forma column for the year ended December 31, 2011 to clarify that interest expense reflects the interest expense that would have been accrued if the transactions described in the prospectus had occurred as of January 1, 2011. This includes the effective interest rate on our anticipated new credit facility, our expected level of debt after the offering and new deferred financing costs. The terms of our anticipated new credit facility have not been fully negotiated at this time and, therefore, we have used an estimate of the proposed interest rate.  We are no long making an adjustment to the loss on the extinguishment of debt and have left this figure at its historically recorded value.  Please see pages 59 and F-5. Our Summary Historical and Pro Forma Financial and Operating Data as shown on page 17 does not reflect cash interest expense. The cash interest expense, net of interest income as shown on page 59 includes commitment fees relating to the unused portion of the new credit agreement but does not include the amortization of deferred financing fees.

We have added an additional pro forma column to our summary and selected tables and page F-4 for the three months ended March 31, 2012, which also reflects interest expense that would have been accrued if the transactions as described in the prospectus had occurred as of January 1, 2011.

18.                                 We note your disclosure that pro forma net income includes a pro forma loss on extinguishment of debt and pro forma interest expense, net.  Please revise your footnote disclosure to describe in greater detail the pro forma loss on extinguishment of debt and pro forma interest expense, net.  Also, please clarify whether the pro forma interest expense, net presented under pro forma net income differs from the pro forma cash interest expense, net of interest income presented under pro forma adjusted EBITDA.

Response:  We have revised the Registration Statement to provide additional detail regarding the pro forma loss on extinguishment of debt and pro forma interest expense, net. Please see page 59. The difference between pro forma interest expense, net as reported under Pro Forma Net income and Cash interest expense, net of interest income as reported under Pro Forma Adjusted EBITDA is the difference between interest expense accrued and cash payments made for interest, which reflect both timing differences and the amortization of deferred financing costs that is excluded from cash interest expense.

19.                                 We note that the most recent period of historical financial statements included in this filing is the annual period ended December 31, 2011.  Please explain to us why you believe it is most meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended June 30, 2013.  To the extent there is any seasonality in your business or the volumes are projected to increase or decrease materially, please explain to us the reason(s).  In addition, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering and whether you plan on updating your forward looking pro forma information.

Response:  As noted above, we have provided updated financial statements in Amendment No. 1 that reflect our results for the three months ended March 31, 2012. We anticipate requesting effectiveness in mid-July and, therefore, we believe that the twelve month period ending June 30, 2013 is the most meaningful forecast period for investors because it will cover the four-quarter period after the expected closing date of our offering. If the Registration Statement is not declared effective by mid-August, we intend to update our forecast to cover the twelve month period ending September 30, 2013. Our results of operations are not materially affected by seasonality. Please see page 112.

20.                                 Please tell us whether your total estimated capital expenditures for fiscal year ended June 30, 2013 includes compliance costs regarding controlling emissions through flaring for new or reworked hydraulically-fractured wells as described in your risk factors in the last paragraph on page 26.

Response:  We are not an exploration and production company and, therefore, the EPA’s rule requiring oil and natural gas producers to control emissions through flaring for new or reworked hydraulically-fractured wells is not applicable to us. Accordingly, we have deleted the following sentence from Amendment No. 1: “For new or reworked hydraulically-fractured wells, the final rule requires controlling emissions through flaring until 2015, when the rule requires the use of reduced emission, or ‘green’, compressions.” Please see page 29. Because this portion of the rule is not applicable to our operations, our estimate of capital expenditures for the twelve months ending June 30, 2013 does not include compliance costs associated with controlling emissions through flaring for new or reworked hydraulically-fractured wells.

Risk Factors, page 16

On a historical as adjusted basis, we would not have had sufficient cash...,” page 17

21.                                 Please ensure that this and all of your risk factors describe a risk of which investors should be aware.  Currently, this discussion appears to articulate factual matters and does not directly discuss a risk.

Response:  We have revised the risk factor to clarify that on a historical as adjusted basis the Partnership would not have generated sufficient cash available for distribution to pay the full minimum quarterly distribution on its outstanding common units for the year-ended December 31, 2011 and it would not have been able to pay distributions on its subordinated units during that period, and that this historical shortfall presents the risk that the Partnership will not be able to pay the anticipated level of quarterly distributions in the future. Please see page 19.

We may not successfully balance our purchases and sales of natural gas, which would increase our exposure to commodity price risks, page 20

22.                                 You indicate here that you are exposed to fluctuations in the price of natural gas through volumes sold pursuant to your fixed-spread contracts. This disclosure appears to contradict disclosure you provide elsewhere indicating that your fixed-spread contracts, as well as your fixed-fee contracts, minimize your direct exposure to the price of natural gas.  Please revise to clarify.

Response:  We acknowledge the Staff’s comment. We believe, however, that our disclosure in the risk factor and elsewhere in the Registration Statement is not contradictory. As disclosed, we enter into fixed-spread contracts to mitigate our exposure to commodity price risk but, because of the nature of these arrangements, we cannot completely eliminate such risk. We have revised the risk factor to clarify that our fixed-spread contracts help minimize our commodity price exposure but they do not completely eliminate the risk. Please see page 22. Furthermore, please note our disclosure on page 111 that we enter into short term swing swaps (one month) to protect against changes in the volume of daily versus first-of-month index priced gas supplies or markets.

We depend on a relatively small number of customers for a significant portion of our revenues..., page 21

23.                                 We note your discussion of your dependence upon Formosa here and that your contract with them expires in January 2013.  Please revise your disclosure in your Cash Distribution Policy — Assumptions and Considerations and your Management’s Discussion and Analysis — Our Operations and General Trends and Outlook to discuss this event and clarify the impact it will have on your results of operations.  In this regard, we note that you include Formosa in your Throughput and processing volume table on page 61, even though the contract will have lapsed by June, 2013 and yet you also indicate on page 63 that if you processed all of the natural gas previously destined at Formosa at your Woodsboro plant, your gross margins would increase.  As a result, the impact of the loss of Formosa seems unclear.

Response: We have revised the Registration Statement to clarify the impact of the Formosa contract that expires in January 2013. Pursuant to our agreement with Formosa, we sell to Formosa natural gas that is supplied to us by our producers for processing at its facility. After January 2013, we will no longer need to access Formosa’s processing plant, and Formosa will no longer be a customer. We expect that we will have the ability to take the same natural gas volume supplied by our producers and process it at our own facilities (primarily the new facility at Woodsboro that will come on line in July 2012). We will not lose volume when the Formosa contract expires; rather, we expect to increase our gross operating margin because we will no longer be required to share this revenue stream with Formosa. Therefore, even though revenue from Formosa will go to zero, our margins are expected to actually increase. The risk related to our relationship with Formosa is the risk of ensuring that we have access to the Formosa processing facility until such time that we can process all of our customers’ natural gas at our Woodsboro plant. We believe that this disclosure is consistent with the explanation provided in our disclosure under the heading “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations—Gross Operating Margin.”

Debt we incur in the future may limit our flexibility to obtain financing..., page 25

24.                                 Please revise to quantify your current debt so as to put this risk factor in greater context.

Response:  We have revised the Registration Statement accordingly. Please see page 27.

Charlesbank is not limited in its ability to compete with us..., page 35

25.                                 Here and elsewhere where you refer to the conflicts Charlesbank faces, please clarify that the publicly traded midstream master limited partnership in which Charlesbank holds an indirect interest is a direct competitor in some of the same regions in which you do business, including the Eagle Ford shale.

Response:  The publicly traded midstream master limited partnership in which Charlesbank holds an indirect interest does not currently conduct business in our areas of operation, including the Eagle Ford shale, and it is not currently engaged in the natural gas gathering and processing segment of the midstream industry. We have revised the Registration Statement to reflect that in the future this master limited partnership may conduct business in our areas of operation. Please see page 37.

Use of Proceeds, page 48

26.                                 Your disclosure elsewhere implies that you will use some of the proceeds from this offering to fund capital expenditures, as you indicate on pages 3 and 117 “[a]t the closing of this offering, [you] expect to have the cash on hand...to fund the expenditures contemplated by our capital expenditures budget...”  Please revise or advise.

Response: We have revised the Registration Statement accordingly. Please see pages 3 and 119.

Our Cash Distribution Policy and Restrictions on Distributions, page 51

Assumptions and Considerations, page 60

Throughput and processing volumes, page 61

27.                                 We note your disclosure that you expect total natural gas throughput to increase by 47.4 percent and that 34.9 percent of this increase “is due to the impact of new Eagle Ford shale area volumes, as well as the impact of twelve months of throughput on the McMullen pipeline extension, compared to only three months in the year ended December 31, 2011.”  Please separately quantify how much the new Eagle Ford shale area volumes and the McMullen pipeline extension will contribute to this increase.

Response: We have revised the Registration Statement to clarify that the volumes related to the McMullen pipeline extension are a part of and are not separate from the Eagle Ford shale volumes. Please see page 64.  The significant growth in natural gas production in the Eagle Ford shale area is the underlying economic factor but we were not able to access this supply to the same extent until we completed the McMullen pipeline extension, which greatly expanded our capacity and ability to gather and transport natural gas from the Eagle Ford shale area.

Provision of Our Partnership Agreement Relating to Cash Distributions, page 65

Capital Expenditures, page 68

28.                                 We note your reference to an estimated maintenance capital expenditure and other maintenance capital expenditures forecast for the period ending December 31, 2012.  It appears that such forecast is not included in your prospectus.  Please revise or advise.

Response:  We anticipate that our Amended and Restated Partnership Agreement will include provisions for actual maintenance capital expenditures as opposed to estimated maintenance capital expenditures. We have revised the Registration Statement accordingly. Please see pages 71 and 72. Please note that while we do not anticipate including provisions related to estimated maintenance capital expenditures in our Amended and Restated Partnership Agreement, we have included a forecast of our maintenance capital expenditures for the twelve months ending June 30, 2013. Please see pages 62 and 67.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

29.                                 In an appropriate place in this discussion and in the context of how you attempt to balance your natural gas sales with your natural gas purchases, please elaborate and quantify where such strategy may not be successful, as you acknowledge in your risk factor on page 20.

Response: We have revised the Registration Statement accordingly. Please see page 89.

How We Evaluate Our Operations, page 89

Throughput Volume, page 89

30.                                 We note your disclosure on pages 91 and 98.  If you funded or were otherwise affiliated with the Texas Railroad Commission, Smith Bits or Smith International, Inc., please disclose this.  Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Alternatively, please confirm that these studies are widely available to the public.

Response:  We have not received funds from, and we are not affiliated with, the Texas Railroad Commission, Smith Bits or Smith International, Inc. The information that is sourced to the Texas Railroad Commission (http://www.rrc.state.tx.us/) and Smith Bits (http://www.slb.com/services/drilling/drill_bits/pdc_bits.aspx) is available to the public through each organization’s respective website.

31.                                 Please provide support for the EIA data cited in the last paragraph on page 96 and the fourth paragraph on page 98.

Response:  We are supplementally providing to the Staff support for the EIA data cited on pages 96 through 98 of Amendment No. 1.

Our Credit Facility, page 107

32.                                 It appears you will be familiar with the terms of your new credit facility prior to the closing of this offering.  If true, upon learning the terms of your new credit facility, please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our proposed new revolving credit facility with the potential lenders and that we expect to finalize those terms prior to the commencement of this offering. We hereby undertake to update our disclosure to reflect the material terms of our new credit facility, including the financial covenants that we must satisfy prior to making distributions, once those terms have been agreed to by the parties.

Business, page 115

33.                                 In an appropriate place in your disclosure, please generally discuss the terms of your gathering, processing and transportation contracts, with a view to disclosing their duration and whether the pricing terms differ materially from one another.

Response: We have revised the Registration Statement accordingly. Please see pages 88, 89 and 124.

34.                                 Please clarify discrepancies between your disclosure and the information on your website and revise your registration statement or website, as appropriate.  As examples only, we note the following discrepancies between your registration statement and the “Operations” part of your website:

•                                          Throughout your registration statement, you disclose your South Texas assets has an estimated design capacity of 590 MMcf/d, includes 29 compressors and consists of approximately 1,445 miles of pipeline.  In contrast, your website states your South Texas assets has an estimated capacity of 775 MMcf/d, includes 34 compressors and consists of approximately 1,438 miles of pipeline.

•                                          Throughout your registration statement, you disclose your Mississippi assets consist of approximately 626 miles of pipeline while your website states this system includes approximately 642 miles.

Response:  We have updated our website to correspond with the applicable disclosure in Amendment No. 1.

35.                                 Please revise to describe the general development of your business, subsidiaries and predecessors during the past five years or such shorter or earlier periods, as appropriate or if material to an understanding of your business.  In your revised disclosure and as appropriate, please include the disclosure in Item 101(a)(1) of Regulation S-K.  For example, and not as an exhaustive list, we note your EAI and Crosstex acquisitions as well as entity history discussed on page 94 and elsewhere in your filing.

Response:  We have revised the Registration Statement accordingly. Please see pages 2, 3, 117, 118, 123, 124, 127 and 129.

Competitive Strengths, page 119

36.                                 We note your belief that your strategically located asset base and your integrated midstream value chain are a few of your competitive strengths.  Please revise to clarify why you believe these are competitive strengths for you as compared to your competitors.

Response: We have revised the Registration Statement accordingly. Please see pages 121 and 122.

Our Sponsor, page 120

37.                                 Please provide support for your statement that your sponsor and management “more than doubled [Regency Gas Services’] EBITDA during the time they controlled it.”

Response:  We have deleted the sentence referred to above in Amendment No. 1. Please see pages 4 and 123.

Our Assets, page 121

Mississippi and Alabama, page 125

Mississippi, page 125

38.                                 Please provide us with your basis for your belief that your assets in the Mississippi region “comprise the largest intrastate pipeline system in Mississippi.”

Response: We are supplementally providing to the Staff support for the statement that our assets in the Mississippi region “comprise the largest intrastate pipeline system in Mississippi.”

Regulation of Operations, page 128

39.                                 You indicate on page 128 that the rates, terms and conditions of the interstate services provided by your subsidiaries are subject to FERC jurisdiction.  If material, please disclose when such rates were set and whether such rates are currently expected to be reviewed by FERC and the percentage of your revenues that are impacted by such rate- setting.

Response: The interstate transportation services provided by Southcross CCNG Transmission Ltd., Southcross Gulf Coast Transmission Ltd., Southcross Mississippi Pipeline, L.P. and Southcross Alabama Pipeline LLC are not material to our operations. For the year ended December 31, 2011 and the three months ended March 31, 2012, these services accounted for approximately $0.8 million and $33,000 of our total revenues, respectively.

Management, page 139

Executive Compensation, page 144

Narrative Disclosure to Summary Compensation Table, page 145

40.                                 Please consider providing this disclosure before the Summary Compensation Table and under the caption “Compensation Disclosure and Analysis” considering this disclosure appears to be responsive to the item requirement titled as much at Item 402(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement by providing the referenced disclosure before the Summary Compensation Table.

Please see page 150. We respectfully note, however, that as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, we are not subject to a requirement to include the disclosure provided for under Item 402(b) of Regulation S-K, including the requirement to include a “Compensation Disclosure and Analysis” section and therefore we have respectfully declined to provide the referenced disclosure under the caption “Compensation Discussion and Analysis.”

Base Salary, page 146

41.                                 We note that effective March 2012, you indicate Mr. Biegler received a base salary increase of approximately 60 percent.  Based on his annual salary in your summary compensation table, it appears his increase was greater than 60 percent.  Please clarify or revise.  Please also explain why Mr. Biegler received the largest increase in base salary as compared to Messrs. Hunter and Barcroft.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify and explain Mr. Biegler’s base salary increase. Please see page 149.

Annual Performance-Based Compensation for 2011, page 146

42.                                 Please provide the targets referenced in the penultimate sentence of the first paragraph on page 147.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: We acknowledge the Staff’s comment and, although we believe we are not subject to the requirements of Item 402(b) of Regulation S-K, as indicated above, we have revised the Registration Statement accordingly.  Please see page 149.

43.                                 Please also tell us why you believe it’s appropriate to characterize these payments as non- equity incentive compensation, as opposed to bonuses.  In this regard, your disclosure indicates that these amounts were determined in the Holdings’ Board discretion “following completion of the 2011 year.” Refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations located at our web-site for additional guidance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to characterize these payments as bonuses.  Please see page 150.

Long-Term Equity Incentive Units, page 147

44.                                 We note your statement that “[g]enerally, the units held by our NEOs will vest, if at all, upon the occurrence of a transaction that results in Charlesbank receiving cash or liquid securities in an amount that results in Charlesbank achieving certain investment multiples and internal rates of return with respect to its investment in Holdings.” Please enhance your disclosure to describe and quantify these multiples and internal rates of return.  Please also describe all other vesting conditions for these units.  Please see Item 402(b)(1)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to (i) quantify the applicable multiples and internal rates of return and (ii) clarify that no additional vesting provisions apply to these awards.  Please see page 150 and 151.

Severance and Change in Control Benefits, page 149

45.                                 While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company.  See section VI of the Securities Act Release 33-8732A.

Response: We acknowledge the Staff’s comment, which we interpret as relating primarily to the disclosure requirements set forth in Item 402(j) of Regulation S-K.  Although we believe that as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, we are not subject to the requirements of Item 402(j) of Regulation S-K, we have revised the Registration Statement to include tabular disclosure of potential post-employment payments.  Please see page 154.

Security Ownership of Certain Beneficial Owners and Management, page 153

46.                                 We note your disclosure in Notes 6 and 7 to Southcross Energy LLC’s financial statements that Charlesbank and certain members of management hold Class A, Class B and preferred units of Southcross Energy LLC.  Please revise your beneficial ownership table to include this information.  Please see Item 403(b) of Regulation S-K.

Response:  We have revised the Registration Statement accordingly. Please see page 158.

Certain Relationships and Related Party Transactions, page 155

47.                                 We note your statement in the last sentence on page 103 that your sources of liquidity have included investments by management.  We also note your statement in Notes 6 and 7 to Southcross Energy LLC’s financial statements that “five individuals comprising our management team were allowed to purchase, individually or indirectly through Estrella Energy, LP, Class A common and Class B units” and that “in conjunction with the Company entering into an Amended and Restated Credit Agreement.  Charlesbank and most of the Company’s existing investors, including members of management, contributed a total of $15.0 million to the Company in exchange for 1,500,000 redeemable preferred units,” respectively.  For these transactions, please provide the disclosure required by Item 404(a) of Regulation S-K or tell us why you believe it is unnecessary.

Response:  We have revised the Registration Statement accordingly. Please see pages 160 and 161.

Underwriting, page 203

48.                                 In light of the fact that some of the proceeds of your offering will be used to pay down debt due to an affiliate of one of your underwriters, please disclose how you intend to address this conflict of interest and whether a qualified independent underwriter will participate in the offering, consistent with FINRA rules.

Response:  We are considered a direct participation program as defined under FINRA Rule 2130(a)(4). As a result, we do not have a conflict of interest under FINRA Rule 5121 and we will not be required to engage a qualified independent underwriter in connection with our IPO.

Financial Statements — Southcross Energy LLC, page F-6

Notes to Financial Statements, page F-11

2.  Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-13

49.                                 We note your disclosure in the first paragraph on page 88 that depending on your fee structure, producer customers may pay a single bundled fee for multiple services or those services may be unbundled.  Please tell us your revenue recognition policies with respect to bundled fixed-fees for multiple service arrangements.  Refer to ASC 605-25-25.

Response: We acknowledge the Staff’s comment that there is an inconsistency in our description of our revenue recognition policy related to our fixed-fee contracts. We have reviewed our contracts and determined that the number of bundled fees was minimal and, therefore, we removed the reference to bundled fees in the footnotes to our financial statements. In the instances that we provide a combined price for service, these services are completed within 36 hours of receipt of the customer’s gas into our system.

Exhibit Index

50.                                 Please file your certificate of formation and limited liability company agreement, as currently in effect.  Please see Item 601(b)(3)(i)-(ii) of Regulation S- K.

Response: We acknowledge the Staff’s comment and advise that we have filed the Partnership’s Certificate of Formation and Agreement of Limited Partnership as Exhibit 3.1 and Exhibit 3.2, respectively. When available, we will include the Partnership’s Amended and Restated Agreement of Limited Partnership as Appendix A to the prospectus and refer to it as Exhibit 3.3 in the exhibit index. In connection with Amendment No. 1, we have filed our general partner’s Certificate of Formation and Limited Liability Company Agreement as Exhibit 3.4 and Exhibit 3.5, respectively. We have revised the Registration Statement accordingly. Please see page II-2 and the exhibit index.

51.                                 Please file your existing credit facility including the first amendment to this agreement.  Please see Item 601(b)(10) of Regulation S-K.

Response:  We acknowledge the Staff’s comment; however, we do not believe that Southcross Energy LLC’s existing credit facility, as amended, is material to investors because it will be terminated at the closing of this offering and will be replaced with the Partnership’s new credit facility, the form of which will be filed as Exhibit 10.1 when it is available. As noted above, we will update our disclosure to reflect the material terms of our new credit facility, including the financial covenants that we must satisfy prior to making distributions, once those terms have been agreed to by the parties.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Ryan Maierson at (713) 546-7420.

Very truly yours,

SOUTHCROSS ENERGY PARTNERS, L.P.

		By:	Southcross Energy Partners GP, LLC,
its General Partner

		By:	/s/ David W. Biegler
David W. Biegler
Chief Executive Officer

cc:	William N. Finnegan IV (Issuer’s counsel)
Ryan J. Maierson (Issuer’s counsel)
Douglass M. Rayburn (Underwriter’s counsel)